Exhibit 99.49

Intermap Announces 125% Revenue Growth in the Second Quarter

Revenue jumped to $3.6 million from $1.6 million last year

$0.9 million of EBITDA, $0.6 million of operating income and $0.6 million of net income

Airborne platform commenced data collection for the Indonesian mapping program

Affirming 2024 revenue projections of $16-18 million, adjusted EBITDA margin of approximately 25%

DENVER, Aug. 14, 2024 -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced 125% revenue growth in the second quarter of 2024. For the period ending June 30, 2024, the Company reported revenue of $3.6 million compared with $1.6 million for the second quarter of 2023.

Following a successful technology upgrade, and re-certification of its sensor payload and airborne platform to meet world- leading geospatial data specifications in Indonesia, total assets increased by $1.5 million to $6.0 million.

Cash and accounts receivable totaled $1.1 million at June 30, 2024. Subsequent to the quarter, the Company successfully completed a LIFE offering of common shares, raising CAD $3.3 million.

Intermap affirms its 2024 guidance with revenue in the range of $16-18 million and adjusted EBITDA margin of approximately 25%.

Intermap is successfully executing and establishing a seamless transition to mapping the entire country of Indonesia through 2028, building a strategic national digital infrastructure that supports economic growth and commercial applications. In addition to Indonesia, the Company’s government segment built on strong momentum generated in the first quarter, winning new orders in Malaysia, Malawi, India and Greece. Further highlighting the tremendous demand in this segment for Intermap’s unique IFSAR-derived elevation data, Acquisition Services revenue in the second quarter totaled $1.6 million compared with NIL last year. Expected continuing rapid revenue increases reflect strong demand for Intermap’s large-scale and highly precise 3D elevation data, which is increasingly demanded and consumed as a service by governments around the world.

In the second quarter, commercial revenue totaled $1.9 million, a 22% increase compared with the second quarter 2023. For the first six months of 2024, recurring revenue represented approximately 51% of commercial revenue. The Company projects its recurring commercial business to continue growing at a CAGR of more than 20% over the next few years as a growing number of non-expert geospatial users consume Intermap’s unique data and software through customized, cloud-based as-a- service solutions.

Other second quarter highlights include:

●	Winning two new infrastructure projects leveraging the company’s Artificial Intelligence/Machine Learning-driven data production technology in Greece and Malawi

●	Winning multiyear Aquarius software subscriptions with leading insurers KBC Slovakia and UNIQA Slovakia

●	Expanding a multiyear subscription with a Top-15 global insurance carrier by 50+%

●	Expanding a base subscription contract with a top mobile and internet provider by 25+%

●	Expanding a data exploitation contract with the world’s leading space communications infrastructure operator

“We have created a solid foundation in key markets for sustainable growth with high margins, which is increasingly reflected in Intermap’s financial results,” said Patrick A. Blott, Intermap Chairman and CEO. “Customers continue to renew and add capacity, gaining unique insights with unprecedented scale, quality and speed, leveraging our advanced AI/ML technology, exploitation infrastructure, software and algorithms running on top of the world’s largest elevation data archive. Starting in North America and now gaining momentum in Southeast Asia, Intermap is increasingly delivering mission-critical strategic geospatial advantage to governments and non-geospatial expert commercial users, with a growing backlog of multiyear partnerships.”

Subsequent to the quarter ending June 30, 2024, the Company successfully raised aggregate gross proceeds of approximately CAD $3,305,956 through the issuance of an aggregate 7.3 million Class “A” common shares at a price of CAD $0.45 per common share. Aggregate net proceeds are being used for the execution of contracts with the Indonesian government, U.S. Air Force and other clients as well as for working capital.

The Company’s consolidated financial statements for the quarter ended June 30, 2024, along with management’s discussion and analysis for the corresponding period and related management certifications for the second quarter financial results will be filed on SEDAR+ at www.sedarplus.ca on August 14, 2024.

Learn more about Intermap at intermap.com/investors.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue and EBITDA projections or revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQX: ITMSF) is a global leader in geospatial intelligence solutions. The Company’s proprietary 3D NEXTMap® elevation datasets and value-added geospatial collection, processing, analytics, fusion and orthorectification software and solutions are utilized across a range of industries that rely on accurate, high-resolution elevation data. Intermap helps governments build authoritative geospatial datasets and provides solutions for base mapping, transportation, environmental monitoring, topographic mapping, disaster mitigation, smart city integration, public safety and defense. The Company’s commercial applications include aviation and UAV flight planning, flood and wildfire insurance, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation. For more information, please visit www.intermap.com.

For more information, please contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266